Exhibit 99.1

Magic Empire Global Limited Announces First Half 2024 Unaudited Financial Results

HONG KONG, October 30, 2024 — Magic Empire Global Limited (“MEGL” or the “Company”) (NASDAQ: MEGL), a financial services provider in Hong Kong which principally engages in the provision of corporate finance advisory services, today announced its unaudited financial results for the six months ended June 30, 2024.

Overview:

●	Revenue increased by approximately 26.9% from approximately HK$6.1 million for the six months ended June 30, 2023 to approximately HK$7.7 million (US$1.0 million) for the six months ended June 30, 2024

●	Net income decreased by approximately 13.6% from approximately HK$0.7 million for the six months ended June 30, 2023 to approximately HK$0.6 million (US$80,000) for the six months ended June 30, 2024

Six Month Financial Results Ended June 30, 2024

Revenue. Revenue increased by approximately 26.9% from approximately HK$6.1 million for the six months ended June 30, 2023 to approximately HK$7.7 million (US$1.0 million) for the six months ended June 30, 2024. During the six months ended June 30, 2024, the Hong Kong capital markets and the general economic environment in Hong Kong remained difficult. In view of the market conditions of Hong Kong market, we diversified our business to explore projects of listing in other key capital markets such as the United States and we completed two financial advisory projects for clients pursuing listing on Nasdaq and our revenue from financial and independent advisory services significantly increased from approximately HK$0.2 million for the six months ended June 30, 2023 to approximately HK$6.9 million (US$0.9 million) for the six months ended June 30, 2024. Revenue from compliance advisory services decreased from approximately HK$1.4 million for the six months ended June 30, 2023 to approximately HK$0.5 million (US$59,000) for the six months ended June 30, 2024 due to completion of several of our compliance advisory projects during the six months ended June 30, 2024 and the decrease in the number of new IPOs in the Hong Kong market.

Selling, general and administrative expenses. Selling, general and administrative expenses  increased by approximately 27.6% from approximately HK$7.2 million for the six months ended June 30, 2023 to approximately HK$9.2 million (US$1.2 million) for the six months ended June 30, 2024, which was mainly due to (i) increase in staff costs resulting from increase in payroll and bonus to our staff; (ii) increase in travelling, accommodation and entertainment expenses due to increase in travelling for business development initiatives; and (iii) increase in depreciation charge.

Other income, net. Other net income increased by approximately 13.7% from approximately HK$1.9 million for the six months ended June 30, 2023 to approximately HK$2.1 million (US$0.3 million) for the six months ended June 30, 2024, which was mainly due to the increase in interest income resulting from the increase in average cash balance.

Income tax expense. Income tax expense was nil for the six months ended June 30, 2024 (six months ended June 30, 2023: nil) as we have available tax losses brought forward.

Net income. Net income decreased by 13.6% from approximately HK$0.7 million for the six months ended June 30, 2023 to approximately HK$0.6 million (US$80,000) for the six months ended June 30, 2024, which was mainly due to the increase in selling, general and administrative expenses, partially offset by increase in revenue.

Basic and diluted EPS. Basic and diluted EPS were approximately HK$0.03 (US$0.004) per ordinary share for the six months ended June 30, 2024, as compared to HK$0.04 per ordinary share for the six months ended June 30, 2023, respectively.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; and (iv) underwriting services. For more information, visit the Company’s website at http://www.meglmagic.com.

Exchange Rate Information

This announcement contains translations of certain HK$ amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8083 to US$1.00, the exchange rate on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
ASSETS
Current assets:
Cash	92,407,813	92,659,337	11,866,775
Accounts receivable	2,302,436	1,656,000	212,082
Interest receivables	449,550	346,457	44,370
Deposits and prepayments	1,096,249	1,055,783	135,213

Total current assets	96,256,048	95,717,577	12,258,440

Non-current assets:
Property and equipment, net	1,695,006	1,504,509	192,681
Right-of-use assets	1,658,382	710,735	91,023
Long-term investment	38,647,738	38,647,738	4,949,571

Total non-current assets	42,001,126	40,862,982	5,233,275
Total assets	138,257,174	136,580,559	17,491,715

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accruals and other payables	1,079,000	263,003	33,682
Contract liabilities	1,164,000	664,000	85,038
Operating lease liabilities	1,746,317	757,717	97,040

Total current liabilities	3,989,317	1,684,720	215,760

Total liabilities	3,989,317	1,684,720	215,760

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.0001 par value, 300,000,000 shares authorized, and 20,256,099 shares outstanding as of December 31, 2023 and June 30, 2024 respectively	15,826	15,826	2,027
Additional paid-in capital	138,662,858	138,662,858	17,758,393
Accumulated deficits	(4,410,827)	(3,782,845)	(484,465)
Total shareholders’ equity	134,267,857	134,895,839	17,275,955
Total liabilities and shareholders’ equity	138,257,174	136,580,559	17,491,715

MAGIC EMPIRE GLOBAL LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended
	June 30, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
REVENUE	6,081,430	7,719,600	988,640

OPERATING EXPENSES:
Selling, general and administrative expenses	(7,230,225)	(9,224,710)	(1,181,399)
Total operating expenses	(7,230,225)	(9,224,710)	(1,181,399)

INCOME FROM OPERATIONS	(1,148,795)	(1,505,110)	(192,759)

OTHER INCOME (EXPENSE)
Interest income	1,957,509	2,166,502	277,461
Other expenses	(81,527)	(33,410)	(4,279)
Total other income, net	1,875,982	2,133,092	273,182

INCOME BEFORE INCOME TAXES	727,187	627,982	80,423
INCOME TAX EXPENSES	-	-	-
NET INCOME	727,187	627,982	80,423

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	20,256,099	20,256,099	20,256,099

EARNINGS PER SHARE
Basic and diluted	0.04	0.03	0.004